 Exhibit 99.1

THE VERY GOOD FOOD COMPANY INC. CLOSES USD $6.5 MILLION PRIVATE PLACEMENT

VANCOUVER, BC, June 3, 2022 /CNW/ - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) ("VERY GOOD" or the "Company"), is pleased to announce that it  has closed its previously announced private placement for gross proceeds of approximately USD$6,500,000 (the "Offering").

Pursuant to the Offering, the Company issued 13,100,000 common shares of the Company ("Shares") at a purchase price of US$0.20 per Share, 19,400,000 common share equivalents ("Common Share Equivalents") which entitle the holder to purchase 19,400,000 Shares at a price of $0.0001 per Common Share and 32,500,000 warrants ("Warrants") to purchase 32,500,000 Shares at a price of US$0.2582 per Share. The Warrants are exercisable for a period of five years from issuance. The Shares, Common Share Equivalents, Warrants and Shares issuable upon exercise of the Common Share Equivalents and Warrants are collectively referred to as "Securities" in this news release.

The terms of the Warrants and the Common Share Equivalents restrict the holder's ability to exercise if, upon exercise the holder would beneficially own in excess of 9.99% of the number of the Company's Shares outstanding immediately after giving effect to the exercise.

The Company intends to use the net proceeds of the Offering for general working capital purposes.

H.C. Wainwright & Co. acted as the exclusive placement agent (the "Placement Agent") for the Offering. The Placement Agent received a cash commission equal to 5.5% of the gross proceeds of the Offering.

"This financing provides us with additional runway as we continue to aggressively implement our rightsizing and optimizing initiatives.  We will continue to dedicate our efforts to creating a path to profitability and to transitioning VERY GOOD into a company that can live up to its product and brand reputation," said Matt Hall, the Company's Interim Co-Chief Executive Officer.

The Securities sold in the Offering have not been registered under the Securities Act of 1933, as amended, or state securities laws as of the time of issuance and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission ("SEC") or an applicable exemption from such registration requirements. The Company has agreed to file one or more registration statements with the SEC registering the resale of the Securities within thirty (30) days of the date of the securities purchase agreement and must use commercially reasonable efforts to cause a registration statement to be declared effective under the Securities Act of 1933 within forty five (45) days of the date of the securities purchase agreement (or, in the event of a "full review" by the SEC, within seventy five (75) days of the date of the securities purchase agreement).

No securities were offered or sold to Canadian residents in connection with the Offering. The securities are inscribed with a legend such that they are not able to be resold in Canada or to a Canadian resident, before October 3, 2022.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This news release shall not constitute an offer of securities for sale in the United States. The securities offered were not registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent registration under U.S. federal and state securities laws or an applicable exemption from such U.S. registration requirements.

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE'RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC.

Matthew Hall
Interim Co-Chief Executive Officer

Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. Forward-looking information contained or referred to in this news release includes but is not limited to; use of the net proceeds from the Offering and Very Good's intention to obtain an effective registration statement from the SEC registering the resale of the Securities and the timing thereof. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company's ability to continue as a going concern; the Company's ability to manage recent personnel changes; and the Company's ability to successfully execute on its updated business strategy outlined in its most recently filed interim Management's Discussion and Analysis for the three months ended March 31, 2022, which is available at www.sedar.com and www.sec.gov. The Company's ability to execute on its strategy may also depend on the Company's ability to accurately forecast customer demand for its products and manage its inventory levels, continued demand for VERY GOOD's products, continued growth of the popularity of meat alternatives and the plant-based food industry, no material deterioration in general business and economic conditions, the successful placement of VERY GOOD's products in retail stores, the Company's ability to remain listed on the Nasdaq, VERY GOOD's ability to successfully enter new markets, VERY GOOD's ability to obtain necessary production equipment and human resources as needed, VERY GOOD's relationship with its suppliers, distributors and third-party logistics providers, and management's ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, competition, risks relating to the availability of raw materials, risks relating to regulation on social media, expansion of facilities, risks related to credit facilities, dependence on senior management and key personnel, availability of labor, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, risks related to third party logistics providers, unfavorable publicity or consumer perception, increased costs as a result of being a United States public company, product liability and product recalls, risks related to intellectual property, risks relating to co-manufacturing, risks related to expansion into the United States; risks related to our acquisition strategy, taxation risks, difficulties with forecasts, management of growth and litigation as well as the risks associated with the ongoing COVID-19 pandemic. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 20-F filed with the SEC on May 26, 2022 and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release.

None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

For further information, please contact:
Apollo Relations
Email: invest@verygoodbutchers.com
Phone: +1 855-472-9841

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SOURCE The Very Good Food Company Inc.

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%CIK: 0001878835

CO: The Very Good Food Company Inc.

CNW 08:00e 03-JUN-22